UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                           NEW CENTENNIAL MINING INC.
           ----------------------------------------------------------
                 (Name of Small Business Issuer in its charter)

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
               Incorporated in the State of Nevada                            98-0199313
-------------------------------------------------------------     ----------------------------------
(State or other jurisdiction of incorporation or organization)    (I.R.S Employer Identification No.)

              3209 West 11925 South, Riverton, Utah                             84065
-------------------------------------------------------------     ----------------------------------
             (Address of principal executive offices)                        (Zip Code)



Issuer's telephone number  (801) 253-8788
                           --------------


Securities to be registered pursuant to Section 12(b) of the Act:

         TITLE OF EACH CLASS           NAME OF EACH EXCHANGE ON WHICH REGISTERED

               None                                     N/A
     -----------------------------      --------------------------------------


Securities to be registered pursuant to Section 12(g) of the Act:


                    Common Capital Shares - $0.001 par value
                -------------------------------------------------
                                (Title of Class)




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NEW CENTENNIAL MINING INC.            FORM 10-SB                    PAGE 2 OF 37


                           NEW CENTENNIAL MINING INC.

                                TABLE OF CONTENTS
                                -----------------

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PART I                                                                                                          PAGE
                                                                                                                ----

     Item 1.   Description of Business............................................................................3
               (a)  Business Development..........................................................................3
               (b)  Business of NCM...............................................................................3
               (c)  Risk Factors.................................................................................13
     Item 2.   Plan of Operation.................................................................................27
     Item 3.   Description of Property...........................................................................28
     Item 4.   Security Ownership of Certain Beneficial Owners and Management....................................28
               (a)  Security Ownership of Certain Beneficial Owners..............................................28
               (b)  Security Ownership of Management.............................................................29
               (c)  Changes in Control...........................................................................29
     Item 5.   Directors, Executive Officers, Promoters and Control Persons......................................29
               (a)  Identify Directors and Executive Officers....................................................29
               (b)  Identify Significant Employees...............................................................30
               (c)  Family Relationships.........................................................................30
               (d)  Involvement in Certain Legal Proceedings.....................................................31
     Item 6.   Executive Compensation............................................................................31
     Item 7.   Certain Relationships and Related Transactions....................................................32
               (a)  Relationships with Insiders..................................................................32
               (b)  Transactions with Promoters..................................................................32
     Item 8.   Description of Securities.........................................................................32
               (a)  Common or Preferred Stock....................................................................32
               (b)  Debt Securities..............................................................................33
               (c)  Other Securities to be Registered............................................................33

PART II

     Item 1.   Market Price of and Dividends on Registrant's Common Equity and Related Stockholder Matters.......33
               (a)  Market Information...........................................................................33
               (b)  Holders......................................................................................34
               (c)  Dividends....................................................................................34
     Item 2.   Legal Proceedings.................................................................................35
     Item 3.   Changes in and Disagreements with Accountants.....................................................35
     Item 4.   Recent Sale of Unregistered Securities............................................................35
     Item 5.   Indemnification of Directors and Officers.........................................................36

PART F/S.........................................................................................................36

PART III

     Items 1 and 2.  Index to and Description of Exhibits........................................................46

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NEW CENTENNIAL MINING INC.            FORM 10-SB                    PAGE 3 OF 37


                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS.

(A)    BUSINESS DEVELOPMENT

New Centennial Mining Inc. ("NCM") was incorporated under the laws of the State of Nevada on January 27, 1999 under the original name "La Ceiba Mining Corp." NCM changed its name on July 19, 2001 to "New Centennial Mining Inc."

Since inception, NCM has been a mining company. On July 20, 1999, NCM acquired the right to acquire some mineral claims. See Exhibits 6.1 and 6.2 for further details. However, NCM did not make any payments under the Assignment Agreement (Exhibit 6.2) and did not complete the work program set out in the Option Agreement (Exhibit 6.1). As a result, on March 31, 2001, the Assignment Agreement was terminated and NCM abandoned all of its rights to the mineral claims. NCM ceased all mining activities at this time, and the board of directors decided to pursue other mining projects. See "Business of NCM" for further details.

NCM has not been involved in any bankruptcy, receivership or similar proceedings. There has been no material reclassification, merger, consolidation or purchase or sale of a significant amount of assets not in the ordinary course of NCM's business, except for NCM's offer to acquire the East Butte Development Contract. See Exhibits 6.3 and 6.4 and "Business of NCM" below for further details.

(B)    BUSINESS OF NCM

NCM is in the business of providing mine operation services to small-scale mines. NCM is a mining company that specializes in the developing and mining of small to mid-sized mineral deposits on a contract basis, while participating through profit sharing arrangements or property ownership in the potential upside of a project. NCM has identified a special niche for projects in the junior category, which are potentially very lucrative.

Initially, NCM will focus its business on high-grade gold projects. Gold prices have been comparatively stable over the last two years, thus providing planning security. NCM's management has the expectation that gold prices have reached bottom, which will expose NCM to considerable upside if gold prices recover. Further, gold ore is often easy to process and allows a high recovery of metal content. In addition, due to the past focus of junior exploration companies on gold, a significant number of high-quality projects are available on the market.

NCM will participate in the mining of other minerals, if the specific projects meet NCM's criteria of potential high profitability, reserve expansion upside, strong cash flow and low capital cost. See "Project Criteria" below for further details.

NCM will engage in conventional mine contracting only for projects with which it has specialized knowledge, or where a partner provides an edge, as might occur with a native owned business. NCM intends to therefore minimize risk and expand profit opportunities by marketing

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NEW CENTENNIAL MINING INC.            FORM 10-SB                    PAGE 4 OF 37

itself as a mining operator as opposed to the traditional role of a mine contractor. NCM will sacrifice higher volume for a higher return on capital and thereby diminish the risks of conventional contracting.

INDUSTRY BACKGROUND

The decline in the mining industry over the past twenty years left numerous proven mineral properties unattractive to senior producers. These smaller mines, often fully permitted and ready to be mined, may yield extraordinary profits under expert management. Commodity prices for the major metals are approaching 20 year lows and numerous mining companies, both in precious and base metal mining, had to cease mining because of loss making operations. Lower commodity prices in turn have driven a wave of recent mergers between major mining companies, accompanied by a reduction in exploration departments. Some of the most striking examples of this trend are the recent merges between (1) Barrick Gold Corporation and Homestake Mining Company, (2) Rio Tinto Ltd. and Ashton Mining, (3) BHP Limited and Billiton Plc, and (4) Anglogold Ltd. and Normandy Mining Ltd. The major producers are seeking economies of scale to lower production costs and provide shareholder value in the face of depleting reserves.

The consequences of the concentration of major metal producers are twofold: first, reduced exploration by major mining companies will further a reliance of the majors on the exploration efforts and exploration success of junior exploration companies. Second, in order to have a material impact on the market valuation of the merged entities, and to repeal the depletion of their existing reserves, the major producers are only interested in the discovery and addition of very large ore deposits to their portfolio. Consequently, small and mid-sized ore deposits are of no interest to major mining companies. Further, because most discoveries are small or mid-sized ore deposits, and because they are too small for the major producers, and of no interest to exploration companies, an increasing number of well defined, and potentially very lucrative ore deposits are available for acquisition and mining by companies like NCM.

OBJECTIVES

NCM's intends to exploit the departure of major mining companies from mining small to mid-sized ore deposits. NCM plans to:

    o Focus on the acquisition and mining of highly profitable, small to midsize, high-grade ore deposits.
    o   Create multiple revenue streams from
           o  contractual mine development and operation,
           o  Profit sharing, and/or
           o  Percentage of property ownership.
    o Provide shareholder value through emphasis on low cost, high cash flow projects.
    o Provide shareholders with significant upside through profit sharing or percentage ownership in projects.
    o Apply its mining expertise to bring neglected, premium quality deposits into production.
    o   Engage in advanced mineral exploration.

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NEW CENTENNIAL MINING INC.            FORM 10-SB                    PAGE 5 OF 37

To meet these objectives, NCM will utilize its staff by having them work on several mining projects at once, with each individual using his expertise to focus on a certain aspect of the mining project. NCM's staff will (i) identify a potential small-scale mine, (ii) conduct its own due diligence on the target mine, (iii) if satisfied with the results of its due diligence, negotiate a contract with the owner of the small-scale mine, and (iv) put the mine into production.

REVENUE MODEL

NCM will derive revenue from the following revenue sources.

         Development and Mining Contracting
         ----------------------------------

NCM's basic revenues come from mine development and mine operations on a contracted basis. Typically, NCM will be engaged to do underground development and production with revisable unit prices and on an open-book basis. NCM plans to operate with crews of specialized, trained and highly motivated miners and support personnel. NCM intends to use rented or leased-to-own equipment, which minimizes use of working capital.

         Profit Sharing or Percentage Ownership
         --------------------------------------

In premium quality projects NCM will participate in the projects high probability of success and in the upside represented by higher commodity prices and expanded reserves, through a profit sharing contract or a percentage ownership in the project.

A profit sharing arrangement does not involve a percentage ownership in the project itself and it does not expose NCM to potential liabilities of the project owner, such as environmental liabilities. A profit sharing arrangement will typically entail NCM forfeiting a part of its profit in the development and mining of a project for a percentage of project profits.

NCM will seek a percentage of the property ownership in a project, if the project meets very stringent resource and profitability criteria and if NCM is interested in a position in a project.

PROJECT CRITERIA

These small-scale mines to be targeted by NCM may or may not have a history of production. Also, the small-scale mines may or may not have the requisite permits and environment bonds in place. These factors and others will be considered in the due diligence to be conducted by NCM on each small-scale mine that is targeted by NCM. Other factors to be considered in NCM's due diligence include geographic location, commodity and deposit type.

In addition, NCM will evaluate gold projects potentially suited for profit sharing/property ownership by the following criteria:

    o    Minimum of 15,000 ounces of proven reserves
    o    Minimum potential for reserve expansion by an additional 25,000 ounces
    o    Total cost not exceeding $180 per ounce

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NEW CENTENNIAL MINING INC.            FORM 10-SB                    PAGE 6 OF 37

    o    Low environmental liabilities
    o    High metal recovery
    o    Exploration potential
    o    Permitting
    o    Presence of pre-feasibility or feasibility study
    o Available data base in order to assess reserves and resources, metallurgy, processing, liabilities and other factors effecting the project risk

NCM's management team will evaluate a project on the criteria listed above. If a feasibility study is not available by the project owner/operator, then NCM will conduct its own in-house study to confirm the viability of the project.

PROJECTS

At present, NCM is negotiating operating contracts with several potential joint venture partners and property owners. NCM's goal is to engage in new projects with an assured rate of return and a profit sharing component. This relationship assures partners a low cost of production, with substantial upside profit potential in such ventures. As consideration for providing the mine operation services, NCM will negotiate a contract for each small-scale mine whereby it will receive cash, profit percentage, an ownership percentage in the mine, or a blend of all three types of consideration.

NCM's management team is highly qualified and experienced in underground projects. Underground projects leave less environmental imprint and are far easier and faster to permit than large open pit operations. In conjunction with our emphasis on high ore grade, underground deposits typically require less capital costs and provide faster positive cash flow than capital-intensive large open pit operations. However, NCM's management also has experience in open pit operations and NCM will participate in the development and operation of small open pit mines, provided that the deposit to be mined is of high grade and meets the other criteria described above.

         East Butte Development Contract (Montana)
         -----------------------------------------

NCM has made an offer to acquire the East Butte Development Contract from Centennial Development Company. See Exhibit 6.3 - Acquisition Agreement for further details. The East Butte Development Contract includes the development and operation of a small gold mine in Montana with the potential of approximately eight years of production. This small-scale mine is owned by Elkhorn Goldfields, Inc., a private company with substantial financial resources. At full production, this project could generate over $500,000 per month in gross revenue. Elkhorn anticipates that it will have a second project underway in Montana within 60 days, and Elkhorn is evaluating additional opportunities in United States and Canada. Elkhorn has indicated that it intends to maintain a close working relationship with NCM in the future

As part of the Acquisition Agreement with Centennial Development Company, NCM is acquiring a Canadian subsidiary to operate in Canada anticipating that Elkhorn and others may award Canadian contracts in the future. Currently, the name of the Canadian subsidiary is Centennial Development Canada Ltd. The sole director and officer of the subsidiary is Peter M. Kuhn.

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NEW CENTENNIAL MINING INC.            FORM 10-SB                    PAGE 7 OF 37

With its own sources, NCM is actively looking for suitable mining projects and discusses with interested parties the potential of small-scale mines. NCM is evaluating several mining opportunities itself in Arizona, Colorado and Montana.

         Copperstone D-Zone Joint Venture (Arizona)
         ------------------------------------------

NCM is negotiating to acquire Centennial Development Company's equity position in the Copperstone D-Zone Joint Venture between American Bonanza Mining and Centennial Development Company in Arizona. The Copperstone D-Zone Joint Venture has a permit to extract 50,000 tonnes of high-grade gold ore with an expected average grade of 1.5 ounces of gold per tonne. Centennial Development will have an equity position of approximately 20%, depending on the outcome of negotiations currently under way between Centennial Development Company and a third party attempting to purchase a majority interest in the project from American Bonanza Gold Mining Corp. and Centennial Development Company.

         Big Timber Lodestar (Montana)
         -----------------------------

At present, NCM is discussing a development and mining contract, and potential property ownership percentage, with Lodestar Mining of Big Timber, Montana. Lodestar Mining is developing a high-grade underground gold mine near Big Timber, Montana. Lodestar Mining is presently constructing its own mill and expects to be fully permitted by the October 2001. Based on an initial data review, the Lodestar property contains an exceptional, multi-ounce per tonne high-grade shear zone hosted gold deposit and potentially up to 100,000 tonnes of ore. The project has significant exploration and expansion potential through the development and mining of additional mineralized shear zones in the immediate vicinity.

         PROJECTS UNDER REVIEW

Projects under review include the Jubilee gold mine near Phillipsburg, Montana, and the Siwash gold mine in Merritt, British Columbia, Canada. Both mines have produced high grade gold in the recent past.

The Jubilee property was mined until fall of 2000 with a reported grade of approximately two ounces of gold per tonne in 500 tonnes of mined ore. The property has had extensive exploration work in the past from Newmont Gold and others.

The Siwash mine contains a small open pit. Approximately 20,000 tonnes of ore were mined in 1995 at an average grade of approximately 1.6 ounces of gold per tonne. NCM is currently evaluating the merits of the property for production. NCM has signed a confidentiality agreement with Siwash, which limits NCM in what it can disclose about the property at this time.

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NEW CENTENNIAL MINING INC.            FORM 10-SB                    PAGE 8 OF 37

PRINCIPAL ASSETS AND THEIR MARKETS

Currently, NCM has no principal physical assets, other than the East Butte Development Contract with Elkhorn as discussed above. NCM owns no other assets at this time. In order to provide the services under the East Butte Development Contract or any future contracts, NCM will acquire or rent-to-own any required equipment or assets.

NCM's principal asset is the expertise it brings to each mining project and the service that NCM is able to provide to the mining projects. NCM has a highly motivated and experienced staff, which includes three mining engineers with over 70 years of underground mining experience. The three mining engineers are Peter
M. Kuhn, Chris Spross and Glenn Blachford. Also, NCM has one geologist, Horst Gudemann, on staff with over 20 years of geological and geotechnical experience. These four individuals have been involved in various facets of open pit and underground mining from shaft sinking, ground freezing, grouting, lateral development, Alimak raising, raiseboring, various methods of stoping, and underground construction. Also, these individuals have evaluated several mineral properties and have been involved in the engineering, construction and operation of numerous mines, including the Cigar Lake Mine (uranium) in Northern Saskatchewan, the MacArthur River Mine (uranium) in Northern Saskatchewan and the Turquoise Ridge Mine (gold) in Nevada.

The market for NCM's principal asset is any mineral property worldwide. However, NCM will be initially concentrating on mineral properties located in western North America. Currently, NCM's focus is on gold properties located in Montana, Nevada and Arizona.

With offices in Saskatoon, Saskatchewan, in Helena, Montana and Riverton, Utah, NCM has a regional presence, which will facilitate identification and operation of suitable mining projects. NCM will develop and operate projects outside its core geographic region, both in North America and abroad, if a deposit is of exceptional quality and if the project owner or joint venture partner is a North American company. The latter will facilitate cooperation and communication on a project and thus reduce the potential for problems and delays. It is also intended to avoid potential legal, cultural and operational problems with foreign entities.

Currently, there are no new products or services that have been announced by NCM.

No funds have been spent on research and development activities since the date of NCM's incorporation.

COMPETITION

The mineral industry is intensely competitive in all its phases. NCM competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

The market for NCM's business is a relatively new one and as a result NCM does not know of any specific competitors nor what competitive position NCM would rank itself among its competitors. On a mining project there could be as many as 15 competitors bidding for the same mining project. Generally, the bidding will happen through written quotations where "unit lump sum" or "cost plus" prices are quoted according to the request of the owner of the mining project. However, management of NCM believes that NCM will have a competitive advantage as a result of the mining experience and contacts of its key personnel along with the fact that NCM has identified a special market niche for its services.

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NEW CENTENNIAL MINING INC.            FORM 10-SB                    PAGE 9 OF 37

Generally, NCM's competition consists of traditional mining companies, exploration companies and mining contractors. Mining companies develop properties with ore reserves and bring them into production. Their main focus is larger deposits, with, for gold mining projects, proven reserves of at least 1,000,000 ounces. Exploration companies search for and identify mineral deposits. They aim to discover large or very large deposits, which can then be sold to major mining companies. As a rule, exploration companies are high risk companies financed through the public markets by speculative investors. In order to justify the exploration risk, these companies aim for large discoveries. However, large discoveries are far and few in between, and the bulk of their discoveries are small to midsize deposits of no value to either the exploration companies or the major producers. This leaves high grade, but smaller deposits often well defined, but commercially neglected and available on favorable terms.

Mining contractors develop new deposits on a contract basis for mining companies. Generally, their work concentrates on specialized development work, which is not being done by the mining companies. When mining contractors do production work it is usually done solely on a tonnage contract and does not include a profit share or property ownership.

These three groups of companies, - mining companies, exploration companies and mining contractors -, are very well defined with little overlap. To the best of the knowledge of NCM's management, the only direct competitor with a similar business model, - trying to exploit its mining expertise to participate in the long term upside of mining projects -, is the Canadian contractor Dynatec. Dynatec has taken equity stakes or profit shares in some of its work, such as a contract with Franco Nevada Corporation Limited on the Ken Snyder Gold Mine in Nevada, or its recent association with Fort Knox Mining Ltd. for the development and mining of certain Inco Limited properties near Sudbury, Canada.

COMPETITIVE ADVANTAGE

Since NCM has no direct competitor, with the exception of Dynatec, NCM's competitive advantage has to be measured against its indirect competitors, - mining, exploration and contracting companies.

         Mining Companies: Traditional mining companies are utterly dependent on commodity prices and internal cost cutting. While offering relative stability, they are very limited in their upside potential. The upside potential in large mining companies is confined to dramatic increases in the price of the underlying commodity or a discovery/acquisition of a giant ore deposit, both of which happen only very rarely.

         Exploration Companies: Exploration companies do not have cash flow. They rely on funds from speculative investors, who are only rewarded in the form of capital gains in the companies public stock, if the company makes a major discovery. Small - mid sized deposits lead to hardly any or no gain at all. Since exploration companies have neither operating mines nor cash flow, their survival and economic success is dependent on their ability to raise money and on a major discovery.

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NEW CENTENNIAL MINING INC.            FORM 10-SB                   PAGE 10 OF 37

         Mining Contractors: Mining contractors have cash flow and are not dependent on outside financing. However, they are dependent on a steady stream of mining projects. Their only source of income is compensation for work completed. They do not participate in increases in commodity prices or the expansion of reserves, once a property is in production. A contractor has the same compensation, no matter whether the original deposit is 20,000 ounces or through continuing exploration and development, will turn into another Goldstrike (Barrick's giant gold deposit in Nevada, which started out small, only to turn into one of the world's richest gold mines).

         New Centennial Mining: NCM's competitive advantage over the single-source income of mining companies and contractors, and over the high risk - no cash flow, market dependent exploration companies, is its diversified revenue stream and full upside potential. NCM receives income from its contractual development and operating activities and participates fully in upswings of commodity prices and the expansion of reserves of the operating mines. NCM has the upside of exploration companies without the downside of huge risks. At the same time, through the income from development and mining activities it is better positioned against commodity price downturns than a pure mining company.

NCM offers investors a unique combination of in-house mining, mine development and geological expertise. Management's background of many years in contracting and engineering combined with their operational, supervisory and management experience in developing and mining ore deposits, brings a solid foundation for a turnkey approach to a project.

SUMMARY OF COMPETITIVE ADVANTAGES

NCM's competitive advantages can be summarized as follows:

    o    Possibility of diversified revenue streams
             o    Income from mine development and operation contracting
             o    Profit participation and/or
             o    Percentage property ownership
    o    Full upside exposure to rising commodity prices
    o    Full upside exposure to reserve expansion
    o    Turnkey project approach
    o    Focus on High Grade Low Tonnage deposits
             o    Higher chance of profitability
             o    Less tonnage, resulting in lower mining cost
    o    Small to mid-sized deposits
             o    Neglected deposit type
             o    More opportunities
             o    Shorter time frame from discovery to mining
    o    In-house mine development expertise
             o    Cost control
             o    No margins to outside contractors

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NEW CENTENNIAL MINING INC.            FORM 10-SB                   PAGE 11 OF 37


             o    Seamless process from development to mining
             o    Less risk of miscommunication, cost overruns
    o    Strict criteria for profit sharing and percentage property ownership

RAW MATERIALS AND SUPPLIERS

NCM will use generally accessable products and material such as mining equipment, spare parts, concrete, cement, steel, and ground support.

NCM does not have any major suppliers that it relies upon for its business. If NCM is unable to obtain the required material or product from one supplier it will be able to find it with another supplier.

MAJOR CUSTOMERS

Currently, NCM's only client is Elkhorn Goldfields, Inc. NCM is dependent on this client for all its revenues. The loss of Elkhorn as a client would have a materially adverse effect on NCM's operations.

GOVERNMENT APPROVAL AND REGULATIONS

NCM is subject to a variety of foreign, federal, state and local governmental and environmental laws and regulations related to the operation of small-scale mines that may materially adversely affect its future operations. NCM's commercial production and mineral exploration and development are subject to foreign laws and regulations that control the mining and exploration of mineral properties and their potential effects upon the environment. These laws and regulations are comprehensive and deal with matters such as air and water quality, mine reclamation, waste handling and disposal, the protection of certain species and the preservation of certain lands. See "Risk Factors - Mining Risks" for further details.

NCM has not historically incurred any material adverse effect on its business, financial condition, results of operations or cash flow as a result of NCM's compliance with U.S. federal, state, provincial, local or foreign environmental laws or regulations or remediation costs. Some risk of environmental liability and other costs is inherent, however, in the nature of the business conducted by NCM. In addition, there can be no assurance that future identification of contamination at its current or future sites or at third party-owned sites where waste generated by NCM will disposed of will not have a material adverse effect on NCM's business, results of operations, financial condition or debt service capability.

The laws and regulations require NCM to acquire permits and other authorizations for certain activities. There can be no assurance that NCM will be able to acquire such permits or authorizations on a timely basis, if at all. Any delay in acquiring a permit or authorization could increase the development cost of a project and may delay the commencement of production. Any failure by NCM to obtain required permits for, or adequately restrict the discharge of, hazardous substances under present or future regulations could subject NCM to substantial liability. Such liability could have a material adverse effect on NCM's business, financial condition, results of operations and debt service capability.

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NEW CENTENNIAL MINING INC.            FORM 10-SB                   PAGE 12 OF 37

The existence of permits that have been validly issued and that are in good standing will play a significant role in NCM's due diligence on individual small-scale mines that NCM has identified as being a possible small-scale mine to put into production. Also, NCM will consider whether the permit as issued will allow it to operate the small-scale mine in an efficient and profitable manner without having to modify or amend the permit or to apply for new permits. See "Risk Factors - Business Risks" for further details.

Certain governmental laws and regulations also require NCM to register as a business or to obtain a mining consultant license, depending on the jurisdiction where the small-scale mine is to be operated. NCM will assess these requirements on a mine-by-mine basis as part of its due diligence. When NCM begins operating the East Butte mine in Montana it will be required to register in the jurisdiction of Montana to conduct its mining business. See "Risk Factors - Business Risks" for further details.

Another factor that will impact on NCM's operations with respect to governmental laws and regulations is the possibility of a number of inspections of its operations and the small-scale mine. NCM does not have any control of these inspections regarding when or for what. However, any inspection may have a material adverse effect on NCM's operations.

Environmental legislation is evolving in a manner that will likely require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Many aspects of mine operation and reclamation require permits from various regulatory authorities. Management cannot predict what environmental legislation or regulations will be enacted or adopted in the future or how future laws and regulations will be administered or interpreted. Compliance with more stringent laws and regulations, as well as potentially more vigorous enforcement policies or regulatory agencies or stricter interpretation of existing laws, may (1) necessitate significant capital outlays, (2) cause us to delay, terminate or otherwise change NCM's intended activities with respect to one or more projects and (3) materially adversely affect NCM's future operations.

NCM has not sought complete environmental analyses of the small-scale mines that it operates and has not conducted comprehensive reviews of the environmental laws and regulations in every jurisdiction in which it operates a small-scale mine. To the extent NCM is subject to environmental requirements or liabilities, the cost of compliance with such requirements and satisfaction of such liabilities would reduce NCM's net cash flow and could have a material adverse effect on its financial condition and results of operations. If NCM is unable to fund fully the cost of remediation of any environmental condition, it may be required to suspend operations or enter into interim compliance measures pending completion of the required remediation.

EMPLOYEES

NCM has a total of 4 employees who are part time employees.

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NEW CENTENNIAL MINING INC.            FORM 10-SB                   PAGE 13 OF 37


(C)      RISK FACTORS

Any, all, or a portion or variation of the following risks, or other as yet unidentified risks, may have a material adverse effect on NCM's business and plans, and/or any returns to shareholders. Investment in NCM's Common Capital Shares involves a high degree of risk due to the nature of NCM's business and prospective investors should not invest unless they can afford to lose their entire investment. In addition to the factors set forth elsewhere in this registration statement, prospective investors should consider the following risks before purchasing Common Capital Shares of NCM.

MINING RISKS

o   Exploration and Production Risks

Exploration for minerals is a speculative venture necessarily involving some substantial risk. There is no certainty that the expenditures made and to be made by NCM in the acquisition of the interests described in this registration statement will result in discoveries of commercially viable quantities of ore and/or precious stones.

Resource exploration and development and exploitation is a speculative business and involves a high degree of risk. As with any mineral property, there can be no assurance that mineral products will be produced from the properties in which NCM, or any venture in which it participates, may obtain an interest. The marketability of natural resources that may be acquired or discovered by NCM will be affected by numerous factors beyond the control of NCM. These factors include (a) the proximity and capacity of natural resource market and processing equipment, (b) market fluctuations of prices, (c) adverse weather conditions,
(d) government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, allowable production, importing and exporting of minerals, and environmental protection. The exact effect of these factors cannot be accurately predicted, but any one or a combination of these factors may result in NCM's not receiving any return on invested capital or the loss of an investor's entire investment. There is no assurance that any mineral products in commercial quantities will be discovered by NCM, or any venture in which NCM participates.

The business of exploring for and producing any mineral resource involves a substantial risk of investment loss that even a combination of experience, knowledge and careful evaluation may not be able to overcome. NCM's business involves the risk that the mining projects will be unproductive or that, although productive, the mining projects do not produce mineral resources in economic quantities.

As a development company that may conduct exploration, there may also be a certain imprecision in determining reserve estimates due to the nature of the projects and the difference in assay and recovery methods. Furthermore, the very heterogeneous nature of mineral resources in the ground with other previously unknown changes of the minerals mined bear an additional risk in that the test results may significantly vary with the actual results.

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NEW CENTENNIAL MINING INC.            FORM 10-SB                   PAGE 14 OF 37

o   No Assurance of Titles

It is NCM's practice, in acquiring mining projects, not to undergo the expense of retaining lawyers to examine the title to the mineral interest to be acquired. Rather, NCM will rely upon the judgment of its staff in examining records in the appropriate governmental office before attempting to acquire a specific mineral interest. This practice is widely followed in the mining industry.

Prior to the exploration or development of a mineral property, however, it is the normal practice in the mining industry for the person or company acting as the operator of the mining project to obtain a preliminary title review of the mineral property to ensure there are no obvious deficiencies in title to the mining project; however, neither NCM nor the person or company acting as operator of the mining project will obtain counsel to examine title to such mining projects until the mineral property is about to go into production. It frequently happens, as a result of such examinations, that certain curative work must be done to correct deficiencies in the marketability of the title, and such curative work entails expense. The work might include obtaining affidavits of heirship or causing an estate to be administered.

From time to time, the examination made by title lawyers reveals that a mineral property is worthless, having been purchased in error from a person who is not the owner of the mineral interest desired in such instances, the amount paid for such mineral property is generally lost.

To date NCM has not lost title to any of its mining projects, nor is NCM aware that any of its currently held properties is subject to being lost as a result of faulty titles.

While NCM may obtain the usual industry standard title report with respect to its mineral property, this should not be construed as a guarantee of title. The property may be subject to prior unregistered agreements or transfers or native claims that have priority. Title may also be affected by other undetected defects. While NCM is taking steps to minimize the effects of such matters there is no assurance that one or more of these factors could not have a materially adverse impact on NCM. These steps include examining title of properties and, when feasible, obtaining title reports.

o   Uninsurable Risks

Mining operations generally involve a high degree of risk that even a combination of experience, knowledge and careful evaluation may not be able to overcome. Hazards such as unusual or unexpected formations and other conditions are involved. Although management believes the operator of any properties in which NCM may acquire interests will acquire and maintain appropriate insurance coverage in accordance with standard industry practice, NCM may become subject to liability for cave-ins and other hazards against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. Payment of any such liabilities would reduce funds available for acquisition of mineral properties or the exploration and development of NCM's properties. NCM currently maintains liability, collision and damage insurance with respect to its vehicles and equipment in Montana and Utah. NCM also maintains general liability insurance and workers compensation insurance with respect to its operations at the Elkhorn Mine. There are no other insurance policies in place at the time of this filing.

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NEW CENTENNIAL MINING INC.            FORM 10-SB                   PAGE 15 OF 37

o  Volatility of Market Prices

In recent decades, there have been periods of both worldwide overproduction and underproduction of certain mineral resources. Such conditions have resulted in periods of excess supply of, and reduced demand for these minerals on a worldwide basis and on a domestic basis. These periods have been followed by periods of short supply of, and increased demand for these mineral products. The excess or short supply of mineral products has placed pressures on prices and has resulted in dramatic price fluctuations even during relatively short periods of seasonal market demand.

The mining exploration and development industry may be sensitive to any general downturn in the overall economy or currencies of the countries to which the product is produced or marketed. Substantial adverse or ongoing economic, currency, government or political conditions in various world markets may have a negative impact on NCM's ability to operate profitably.

o  GOVERNMENT REGULATION.

An acquisition of a mining project by NCM may be subject to regulation or licensing by federal, state, or local authorities. Compliance with such regulations and licensing can be expected to be a time-consuming, expensive process and may limit other investment opportunities of NCM. See" Business of NCM - Government Approval and Regulations" for further details.

Mineral exploration, development and production are subject to various types of regulation by local, state and federal agencies. Legislation affecting the mining industry is under constant review for amendment and expansion. Also, numerous departments and agencies, both federal and state, are authorized by statute to issue and have issued rules and regulations binding on the mining industry and its individual members, some of which carry substantial penalties for failure to comply. The regulatory burden on the mining industry increases NCM's cost of doing business and, consequently, affects its profitability. There is no assurance that laws and regulations enacted in the future will not adversely affect the mining industry. However, since these regulations generally apply to all mineral exploration companies, management of NCM believes that these regulations should not put NCM at a material disadvantage with respect to other mineral exploration companies.

Mineral rights may be held by individuals or corporations and, in certain circumstances, by governments having jurisdiction over the area in which such mineral rights are located. As a general rule, parties holding such mineral rights grant licenses or leases to third parties to facilitate the exploration and development of these mineral rights. The terms of the leases and licenses are generally established to require timely development. Notwithstanding the ownership of mineral rights, the government of the jurisdiction in which mineral rights are located generally retains authority over the manner of development of those rights.

In addition to royalties paid to freehold owners, each state generally imposes a production or severance tax with respect to production and sale of minerals within their respective jurisdictions.

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NEW CENTENNIAL MINING INC.            FORM 10-SB                   PAGE 16 OF 37

For the most part, state production taxes are applied as a percentage of production or sales. Payment of these taxes is in the normal course of operations in the mining industry and should not have a material impact on NCM's financial condition.

NCM's operations are subject to environmental regulations promulgated by government agencies from time to time. Compliance with changes in these regulations may prove to be difficult and costly, potentially reducing the profitability of operations. Most jurisdictions in which NCM may own and/or operate mining projects have statutes, rules and regulations governing conservation matters.

In general, as noted above, the exploration and proposed production activities of NCM are subject to certain federal, state and local laws and regulations relating to environmental quality and pollution control. Such laws and regulations increase the costs of these activities and may prevent or delay the commencement or continuance of a given mining project. Compliance with these laws and regulations has not had a material effect on NCM's operations or financial condition to date. Specifically, NCM is subject to legislation regarding emissions into the environment, water discharges, and storage and disposition of hazardous wastes. In addition, legislation has been enacted which requires mine sites to be abandoned and reclaimed to the satisfaction of state authorities. However, such laws and regulations are frequently changed and NCM is unable to predict the ultimate cost of compliance. Generally, environmental requirements do not appear to affect NCM any differently or to any greater or lesser extent than other companies in the industry.

There is no assurance that the laws, regulations, policies or current administrative practices of any government body, organization or regulatory agency in any jurisdiction or country in which mineral resources are regulated, sold or marketed, will not be changed, applied or interpreted in a manner that will fundamentally alter the ability of NCM to develop, operate, export or market its products, facilities or operations. This includes the possibility of regulations relating to prices; royalties; production and importing and exporting of mineral resources; road access; land use; expropriation; environmental protection; and/or other protection of lands. The effect of these factors cannot be accurately predicted on NCM, but they may be material to the return to an investor. The actions, policies or regulations, or changes thereto, of any government body or regulatory agency, or other special interest groups, may have a detrimental effect on the business of NCM. There is no assurance that any land claims, heritage claims or expropriation attempts will not be made against one or more of NCM or its properties, nor can there be any assurance any claim will not succeed in whole or in part. Any or all of these situations may have a negative impact on NCM's ability to operate in profitable manner and a return to an investor.

Management believes that NCM's operations comply, in all material respects, with all applicable environmental regulations.

FINANCING RISKS

NCM has relied on the sale of its equity capital to fund working capital and the acquisition of its mining projects. NCM has no assurance that additional funding will be available to fund the acquisition, exploration or development of any additional properties, including the East Butte Development contract to be acquired from Centennial Development Company. There can be no assurance that NCM will be able to obtain adequate financing in the future or that the terms of such financing will be favorable.

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NEW CENTENNIAL MINING INC.            FORM 10-SB                   PAGE 17 OF 37

There is no assurance, however, that the available funds will ultimately prove to be adequate to allow it to fund NCM's existing mining projects or to acquire additional mining projects, and once the acquisition of a mining project is completed, NCM's needs for additional financing are likely to increase substantially.

Failure to generate operating cash flow or to obtain additional financing could result in substantial dilution of NCM's property interests, or delay or cause indefinite postponement of further exploration and development of its prospects with the possible loss of such properties. NCM has not investigated the availability, source, or terms that might govern the acquisition of additional capital and will not do so until it determines a need for additional financing. No commitments to provide additional funds have been made by management or other shareholders, and NCM has no plans, proposals, arrangements or understandings with respect to the sale or issuance of additional securities. If NCM does elect to raise additional capital, it expects to do so through the private placement of restricted securities rather than through a public offering.

NCM's failure to obtain additional funds would significantly limit or eliminate its ability to fund its sales and marketing activities. This would have a material adverse effect on NCM's ability to continue its operation and compete with other providers.

If NCM is not able to obtain additional funding on a timely basis, NCM may be required to limit any proposed operations or eliminate certain or all of our marketing programs, either of which could have a material adverse effect on its results of operations.

BUSINESS RISKS

o  Growth of Business

Because of the small size of NCM, any growth will be seen as rapid, as NCM seeks to acquire a critical mass of assets and capacities through mergers or acquisitions. These growth steps are aimed at improving the value of NCM and to achieve certain economies of scale. Although there is no assurance that this rapid growth will occur, to the extent that it does occur, it will place a significant strain on NCM's financial, technical, operational and management resources. As NCM expands its activities and increases the number of projects it is evaluating or in which it is participating, there will be additional demands on NCM's financial, technical and management resources. The failure to continue to upgrade NCM's technical, administrative, operating and financial control systems or the occurrence of unexpected expansion difficulties, including the recruitment and retention of experienced managers, geoscientists and engineers, could have a material adverse effect on NCM's business, financial condition and results of operations.

o  Mining Permits

Another risk affecting NCM's business is the requirement for mining permits. Delays in obtaining mining permits, the failure to obtain a mining permit for a small-scale mine, or a

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NEW CENTENNIAL MINING INC.            FORM 10-SB                   PAGE 18 OF 37

permit with unreasonable conditions or costs could have a materially adverse effect on NCM's ability to effectively develop its properties. The operations of small-scale mines require licenses and permits from various governmental authorities. In identifying potential small-scale mines for its business, NCM will strongly favour small-scale mines that hold all necessary licenses and permits to carry on the activities that it is conducting, and that it complies in all material respects with the terms of the licenses and permits. There can be no guarantee, however, that NCM will be able to obtain and maintain, at all times, all necessary licenses and permits required to continue its proposed exploration and development or to place its small-scale mines into commercial production and to operate mining facilities on them. See" Business of NCM - Government Approval and Regulations" for further details.

o  Business Registrations and Mining Licenses

Depending on the jurisdiction where NCM is conducting its business and operating a small-scale mine, NCM will be required to register as a business or to obtain a mining license. NCM will assess these requirements on a mine-by-mine basis as part of its due diligence in targeting a small-scale mine. There can be no guarantee, however, that NCM will be able to obtain and maintain, at all times, all necessary business registrations and mining licenses required to continue operations in jurisdictions where it operates small-scale mines. See" Business of NCM - Government Approval and Regulations" for further details.

o  Impracticability of Exhaustive Investigation

NCM's limited funds and the lack of full-time management will likely make it impracticable to conduct a complete and exhaustive investigation and analysis of a business opportunity before NCM commits its capital or other resources thereto. Management decisions, therefore, will likely be made without detailed feasibility studies, independent analysis, market surveys and the like which, if NCM had more funds available to it, would be desirable. NCM will be particularly dependent in making decisions upon information provided by the promoter, owner, sponsor, or others associated with the mining project seeking NCM's participation. A significant portion of NCM's available funds may be expended for investigative expenses and other expenses related to preliminary aspects of completing an acquisition transaction, whether or not any mining project investigated is eventually acquired.

o  Lack of Diversification

Because of the limited financial resources that NCM has, it is unlikely that NCM will be able to diversify its acquisitions or operations. NCM's probable inability to diversify its activities into more than one area will subject NCM to economic fluctuations within a particular business or industry and therefore increase the risks associated with NCM's operations.

o  Possible Reliance upon Unaudited Financial Statements.

NCM generally will require audited financial statements from any business that it proposes to acquire. No assurance can be given, however, that audited financials will be available to NCM. In cases where audited financials are required but unavailable, NCM will have to rely upon

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NEW CENTENNIAL MINING INC.            FORM 10-SB                   PAGE 19 OF 37

unaudited information that has not been verified by outside auditors. The lack of the type of independent verification that audited financial statements would provide, increases the risk that NCM, in evaluating an acquisition with such a target-mining project, will not have the benefit of full and accurate information about the financial condition and operating history of the target company. This risk increases the prospect that the acquisition of such a company might prove to be an unfavorable one for NCM or the holders of NCM's securities.

Moreover, when NCM becomes subject to the reporting provisions of the Securities Exchange Act of 1934, it may be required to furnish certain information, including audited financial statements, for any existing mining project it may acquire. Consequently, acquisition prospects that do not have, or are unable to provide reasonable assurances that they will be able to obtain, the required audited statements would not be considered by NCM to be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable. Should NCM, during the time it remains subject to the reporting provisions of the Exchange Act, complete an acquisition of an entity for which audited financial statements prove to be unobtainable, NCM would be exposed to enforcement actions by the Securities and Exchange Commission (the "SEC") and to corresponding administrative sanctions, including permanent injunctions against NCM and its management. The legal and other costs of defending a Commission enforcement action are likely to have material, adverse consequences for NCM and its business. The imposition of administrative sanctions would subject NCM to further adverse consequences.

In addition, the lack of audited financial statements would prevent the securities of NCM from becoming eligible for listing on NASDAQ, the automated quotation system sponsored by the National Association of Securities Dealers, Inc., or on any existing stock exchange. Moreover, the lack of such financial statements is likely to discourage broker-dealers from becoming or continuing to serve as market makers in the securities of NCM. Without audited financial statements, NCM would almost certainly be unable to offer securities under a registration statement pursuant to the Securities Act of 1933, and the ability of NCM to raise capital would be significantly limited until such financial statements were to become available.

o  Leveraged Transactions

There is a possibility that any acquisition of a mining project by NCM may be leveraged, i.e., NCM may finance the acquisition of the mining project by borrowing against the assets of the mining project to be acquired, or against the projected future revenues or profits of the mining project. This could increase NCM's exposure to larger losses. A mining project acquired through a leveraged transaction is profitable only if it generates enough revenues to cover the related debt and expenses. Failure to make payments on the debt incurred to purchase the mining project could result in the loss of a portion or all of the assets acquired. There is no assurance that any mining project acquired through a leveraged transaction will generate sufficient revenues to cover the related debt and expenses.

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NEW CENTENNIAL MINING INC.            FORM 10-SB                   PAGE 20 OF 37

o  Loss of Control by Present Management and Stockholders

NCM may consider an acquisition in which NCM would issue as consideration for the mining project to be acquired an amount of NCM's authorized but unissued Common Capital Shares that would, upon issuance, represent a majority of the voting power and equity of NCM. The result of such an acquisition would be that the acquired company's shareholders and management would control NCM, and persons unknown could replace NCM's management at that time. Such a merger would result in a greatly reduced percentage of ownership of NCM by its current shareholders. In addition, in conjunction with such a transaction, NCM's current officers, directors and principal shareholders could sell their controlling block of stock at a premium price to the acquired company's shareholders.

o  Settlement of Debt

Regardless of whether NCM's cash assets prove to be inadequate to meet NCM's operational needs, NCM might seek to compensate providers of services by issuances of stock in lieu of cash resulting in a dilution of an investor's interest in NCM.

o  Competition

The search for potentially profitable mining projects is intensely competitive. NCM expects to be at a disadvantage when competing with many firms that have substantially greater financial and management resources and capabilities than NCM.

In general, the mining industry is intensely competitive and NCM competes with other companies that have greater resources. Many of such companies not only explore for and produce mineral products but also carry on refining operations and market minerals and other products on a regional, national or worldwide basis. Such companies may be able to pay more for productive mining projects and exploratory prospects to define, evaluate, bid for and purchase a greater number of properties and prospects than NCM's financial or human resources permit. NCM's ability to acquire additional properties and to discover reserves in the future will be dependent upon its ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. There is no assurance that NCM will be able to effectively compete against such companies.

NCM experiences significant competition from other mining exploration and development companies with operations similar to those of NCM's. Many of the mining companies with which NCM competes have operations and financial strength many times those of NCM. Nevertheless the market for NCM's existing and possible future production of minerals tends to be commodity oriented, rather than company oriented. Accordingly, NCM will seek to compete by keeping its production costs low through judicious selection of properties and through seeking to minimize overhead charges.

o  No Operating History

NCM was formed in January of 1999 for the purpose of venturing into the mining industry. NCM has no operating history, revenues from operations, or assets other than cash from private sales of stock. NCM faces all of the risks of a new business and the special risks inherent in the investigation, acquisition, or involvement in any new mining projects. NCM must be regarded as a new or "start-up" venture with all of the unforeseen costs, expenses, problems, and difficulties to which such ventures are subject.

NEW CENTENNIAL MINING INC.            FORM 10-SB                   PAGE 21 OF 37

NCM's ability to succeed is uncertain because its currently has limited revenues and minimal marketing activities due to the lack of revenues. NCM's ability to generate revenues and achieve market acceptance is uncertain because its business is based on an untested business plan, which may never be accepted by potential customers.

Providing contract-mining services is a relatively new business. NCM's failure to market its contract mining services successfully so as to achieve market acceptance could significantly affect its ability to succeed, which will affect potential investors' ability to sell their Common Capital Shares of NCM. In addition, NCM's inability to generate revenues may cause investors to lose all or some of their investment. NCM cannot guarantee that its contract mining services will generate revenues or achieve market acceptance.

o  No Assurance of Success or Profitability

There is no assurance that NCM will be successful in its business ventures. Even if NCM should become involved in a successful business venture or mining project, there is no assurance that it will generate revenues or profits, or that the market price of NCM's Common Capital Shares will be affected as a result.

During the year ended June 30, 2001, NCM incurred a net loss of $(2,113), and has an accumulated loss of $(4,123) since inception. NCM is a new company with losses since its formation and management anticipates that it will lose money in the foreseeable future. As a result, NCM may not be able to achieve profitable operations.

To date NCM's operations have not generated sufficient operating cash flows to provide working capital for NCM's ongoing overhead, the funding of its acquisitions of mining projects and the exploration and development of these properties. There can be no assurances that NCM will be able to successfully develop any prospects that it acquires or that it will achieve profitability from its operations.

o  Enforcement of Legal Process

Currently, all of the directors of NCM reside within the United States. However, it is possible that future directors may reside outside the United States and a substantial portion of the assets of such persons may be located outside the United States. As a result it may be difficult or impossible to effect service of process within the United States upon such persons, to bring suit in the United States or to enforce, in the U.S. courts, any judgment obtained there against such persons predicated upon any civil liability provisions of the U.S. federal securities laws.

Courts or foreign jurisdictions may not entertain original actions against NCM's directors or officers predicated solely upon U.S. federal securities laws. Furthermore, judgments predicated upon any civil liability provisions of the U.S. federal securities laws may not be directly enforceable in foreign jurisdictions.

NEW CENTENNIAL MINING INC.            FORM 10-SB                   PAGE 22 OF 37

o  Dependence upon Management; Limited Participation of Management

The success of NCM's operations and activities will be dependent to a significant extent upon the skills, talents, efforts and abilities of its officers and directors to implement its business plan, and may, from time to time, find that the inability of such persons to devote their full time attention to the business of NCM results in a delay in progress toward implementing its business plan. Furthermore, NCM will be entirely dependent upon the experience of its officers and directors in seeking, investigating, and acquiring a business and in making decisions regarding NCM's operations. The loss of services of any of its key managers could have a material adverse effect on NCM. NCM has not obtained "key man" insurance for any of its management. Because investors will not be able to evaluate the merits of possible business acquisitions by NCM, they should critically assess the information concerning NCM's officers and directors. See "Item 5 - Directors, Executive Officers, Promoters and Control Persons" for further details.

Mr. Peter M. Kuhn is the President of NCM, and Mr. Chris Spross is the Vice-President of Operations. The loss of the services of Messrs. Kuhn or Spross may adversely affect the business and prospects of NCM.

o  Lack of Continuity in Management

NCM does not have an employment agreement with any of its officers or directors, and as a result, there is no assurance that they will continue to manage NCM in the future. In connection with acquisition of a mining project, it is possible the current officers and directors of NCM may resign. A decision to resign will be based upon the identity of the mining project and the nature of the transaction, and is likely to occur without the vote or consent of the shareholders of NCM.

o  Indemnification of Officers and Directors

NCM's Articles of Incorporation and By-laws provide for the indemnification of its directors, officers, employees, and agents, under certain circumstances, against attorney's fees and other expenses incurred by them in any litigation to which they become a party arising from their association with or activities on behalf of NCM. NCM will also bear the expenses of such litigation for any of its directors, officers, employees, or agents, upon such person's promise to repay NCM therefor if it is ultimately determined that any such person was not entitled to indemnification. This indemnification policy could result in substantial expenditures by NCM that it will be unable to recoup.

o  Director's Liability Limited

NCM's Articles of Incorporation exclude personal liability of its directors to NCM and its shareholders for monetary damages for breach of fiduciary duty except in certain specified circumstances. Accordingly, NCM will have a much more limited right of action against its directors than otherwise would be the case. This provision does not affect the liability of any director under federal or applicable state securities laws.

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NEW CENTENNIAL MINING INC.            FORM 10-SB                   PAGE 23 OF 37

o  Dependence upon Outside Advisors

To supplement the business experience of its officers and directors, NCM may be required to retain accountants, technical experts, appraisers, attorneys, or other consultants or advisors. NCM's officers will make the selection of any such advisors without any input from shareholders. Furthermore, it is anticipated that such persons may be retained on an "as needed" basis without a continuing fiduciary or other obligation to NCM. If the officers of NCM consider it necessary to retain outside advisors, they may elect to retain persons who are affiliates, if those affiliates are able to provide the required services.

o  Adequate Labor

If NCM needs to employ additional personnel, NCM will need to recruit qualified personnel to staff its operations. Management believes that such personnel currently are available at reasonable salaries and wages in the geographic areas in which NCM operates. There can be no assurance, however, that such personnel will be available in the future. In addition, NCM cannot predict whether the labor staffing at any of NCM's projects will be unionized, which may result in potentially higher operating costs.

o Conflicts of Interest

Certain of the officers and directors will also serve as directors of other companies or have significant shareholdings in other companies. To the extent that such other companies participate in ventures in which NCM may participate, or compete for prospects or financial resources with NCM, these officers and directors of NCM will have a conflict of interest in negotiating and concluding terms relating to the extent of such participation. If such a conflict of interest arises at a meeting of the board of directors, a director who has such a conflict must disclose the nature and extent of his interest to the board of directors and abstain from voting for or against the approval of such a participation or such terms.

The directors and officers have other business interests to which they currently devote attention, and are expected to continue to do so. As a result, the directors and officers may not devote sufficient time to NCM's affairs and conflicts of interest may arise that can be resolved only through their exercise of judgment in a manner which is consistent with their fiduciary duties to NCM.

The persons serving as our officers and directors have existing responsibilities and may have additional responsibilities to provide management and services to other entities. As a result, conflicts of interest between us and the other activities of those entities may occur from time to time, in that our officers and directors shall have conflicts of interest in allocating time, services, and functions between the other business ventures in which they may be or become involved and our affairs.

In addition to serving as NCM's president, secretary and a director, Mr. Peter
M. Kuhn is the President of Centennial Development Company. Mr. Kuhn currently devotes approximately 40% of his time to Centennial Development Company. NCM does not believe that it has any

NEW CENTENNIAL MINING INC.            FORM 10-SB                   PAGE 24 OF 37

conflicts of interest with the business or industry of Centennial Development Company, other than Mr. Kuhn's duty to provide management and services. Mr. Kuhn is also a director of Grange Gold Corporation (GEG:CDNX) but only devotes a nominal amount of time to this company.

In addition to serving as NCM's Vice-President of Operations, Mr. Chris Spross has been the Vice President for Centennial Development Company since July 2001. Mr. Spross is responsible for the day-to-day operations as well as the management of Centennial Development Company. Mr. Spross currently devotes a significant portion of his time to Centennial Development Company. NCM does not believe that it has any conflicts of interest with the business or industry of Centennial Development Company, other than Mr. Spross' duty to provide management and services. Once NCM has completed the acquisition of the East Butte Development Contract, Mr. Spross will devote all of his time to NCM.

In accordance with the laws of the State of Nevada, the directors of NCM are required to act honestly and in good faith with a view to the best interests of NCM. In determining whether or not NCM will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which NCM may be exposed and its financial position at that time.

Finally, it is possible that NCM's principal shareholders may actively negotiate or otherwise consent to the purchase of a portion of their common stock as a condition to, or in connection with, a proposed merger or acquisition transaction. In this process, NCM's principal shareholders may consider their own personal pecuniary benefit rather than the best interests of other NCM shareholders, and the other NCM shareholders are not expected to be afforded the opportunity to approve or consent to any particular stock buy-out transaction.

o  No Foreseeable Dividends

NCM has not paid any dividends on its Common Capital Shares and does not intend to pay dividends on its Common Capital Shares in the immediate future. Any decision to pay dividends on NCM's Common Capital Shares in the future will be made by the board of directors of NCM on the basis of earnings, financial requirements and other such conditions that may exist at that time.

MARKET RISKS

o  No Public Market Exists

There is no public market for NCM's Common Capital Shares, and no assurance can be given that a market will develop or that a shareholder ever will be able to liquidate his investment without considerable delay, if at all. As a result, a holder of NCM's Common Capital Shares may not be able to liquidate his or her investment in the event of an emergency and shares of NCM's Common Capital Shares may not be accepted as collateral for loans.

NEW CENTENNIAL MINING INC.            FORM 10-SB                   PAGE 25 OF 37

If a market should develop, the price may be highly volatile and factors such as those discussed in this "Risk Factors" section may have a significant impact upon the market price of NCM's Common Capital Shares. If the market price of the Common Capital Shares is too low, many brokerage firms may not be willing to effect transactions in the securities. Even if a purchaser finds a broker willing to effect a transaction in these securities, the combination of brokerage commissions, state transfer taxes, if any, and any other selling costs may exceed the selling price. Further, many lending institutions will not permit the use of such securities as collateral for any loans.

Stock markets have experienced extreme price and volume volatility in recent years. The volatility has had a substantial effect on the market price of securities of many small public companies for reasons frequently unrelated to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of NCM's Common Capital Shares.

NCM intends to apply for listing with the National Association of Securities Dealers and have its Common Capital Shares on the OTCBB. Listing on the OTCBB is discretionary with NASD, however, and there is no assurance that NCM will be accepted for an OTCBB listing, or that such a listing will result in an active trading market.

o  Regulation of Penny Stocks

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stock". Generally, "penny stocks" are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system). If NCM's shares are traded for less than $5.00 per share, the shares will be subject to the SEC's penny stock rules unless (1) NCM's net tangible assets exceed $5,000,000 during NCM's first three years of continuous operations or $2,000,000 after NCM's first three years of continuous operations; or (2) NCM has had average revenue of at least $6,000,000 for the last three years.

NCM's Common Capital Shares, when available for trading, will be subject to a SEC rule that imposes special sales practice requirements upon broker-dealers who sell such securities to persons other than established customers or accredited investors. For purposes of the rule, the phrase "accredited investors" means, in general terms, institutions with assets in excess of $5,000,000, or individuals having a net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, when combined with a spouse's income, exceeds $300,000). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell NCM's securities and also may affect the ability of investors to sell their securities in any market that might develop therefor.

Shareholders should be aware that, according to Securities and Exchange Commission Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) "boiler

NEW CENTENNIAL MINING INC.            FORM 10-SB                   PAGE 26 OF 37

room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. NCM's management is aware of the abuses that have occurred historically in the penny stock market. Although NCM does not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to NCM's securities.

In addition, the SEC has adopted a number of rules to regulate "penny stocks." Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, and
15g-7 under the Securities Exchange Act of 1934. These penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prescribed by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules.

Because the securities of NCM may constitute "penny stocks" within the meaning of the rules, the rules would apply to NCM and to its Common Capital Shares, and . The rules may further affect the ability of NCM's shareholders to sell their shares in any public market that might develop. See "Part II - Market Information" for further details.

o  Rule 144 Sales

100% of the outstanding shares of Common Capital Shares held by present shareholders are "restricted securities" within the meaning of Rule 144 under the Securities Act of 1933. As restricted shares, these shares may be resold only pursuant to an effective registration statement or under the requirements of Rule 144 or other applicable exemptions from registration under the Act and as required under applicable state securities laws. Rule 144 provides in essence that a person who has held restricted securities for a prescribed period may, under certain conditions, sell every three months, in brokerage transactions, a number of shares that does not exceed the greater of 1.0% of a company's outstanding common stock or the average weekly trading volume during the four calendar weeks prior to the sale. There is no limit on the amount of restricted securities that may be sold by a non-affiliate after the owner has held the restricted securities for a period of at least two years. A sale under Rule 144 or under any other exemption from the Act, if available, or pursuant to subsequent registrations of Common Capital Shares of present shareholders, may have a depressive effect upon the price of the Common Capital Shares in any market that may develop. Of the total 7,050,000 Common Capital Shares held by present shareholders of NCM, a total of 4,650,000 Common Capital Shares are currently available for

NEW CENTENNIAL MINING INC.            FORM 10-SB                   PAGE 27 OF 37

immediate resale in accordance with the provisions of Rule 144(k), without compliance with the volume restrictions and other limitations imposed by Rule 144. The remaining 2,400,000 Common Capital Shares are currently eligible for resale in accordance with the provisions of Rule 144.

As a result of the hold period imposed by Rule 144, the investment in Common Capital Shares of NCM may not be suitable for investors who may need to liquidate their investment prior to the expiry of this hold period. See "Part II
- Market Information" for further details.

o  Blue Sky Considerations

Because the Common Capital Shares of NCM registered hereunder have not been registered for resale under the blue sky laws of any state, the holders of such shares and persons who desire to purchase them in any trading market that might develop in the future, should be aware that there may be significant state blue-sky law restrictions upon the ability of investors to sell the securities and of purchasers to purchase the securities. Some jurisdictions may not allow the trading or resale of certain securities under any circumstances. Accordingly, investors should consider the secondary market for NCM's Common Capital Shares to be a limited one.

o  Investment Risks

The purchase of any Common Capital Shares of NCM involves a number of significant risk factors and is suitable only for investors who are in high marginal income tax brackets, who are aware of the inherent risks in the mining exploration and development industry, and who have the ability and willingness to accept the risk of total loss of their invested capital, and who have no immediate need for liquidity. An investment in Common Capital Shares of NCM should only be considered by an investor who is able to make and bear the economic risk of a long-term investment, and the possible loss of their total investment.

There is no assurance that sufficient net profits or cash flow will be generated from which an investor will earn any return on or of their investment in the Common Capital Shares.

ITEM 2.    PLAN OF OPERATION.

NCM has not had any revenues generated from its business operations since its incorporation.

NCM's twelve-month plan of operation is to (1) complete the acquisition of the East Butte Development Contract; (2) to acquire or rent the required equipment to put the East Butte Development Contract into production; (3) to negotiate and complete an agreement for the acquisition of Centennial Development Company's 40% interest in the Copperstone D-Zone Joint Venture in Arizona, and (4) to continue to identify, contract and/or acquire other small-scale mines.

As NCM cannot satisfy its cash requirements for the next 12 months, it will have to raise additional funds. NCM's expected cash requirement for the next 12 months is $750,000. As mine operations begin, management expects revenues to grow significantly. NCM also expects

NEW CENTENNIAL MINING INC.            FORM 10-SB                   PAGE 28 OF 37

to raise any required additional funds by way of equity . However, NCM may not be able to raise the required funds from such equity financings or from the revenues to be generated from its small-scale mine operations.

NCM will not be undertaking any product research or development. However, NCM will have to obtain the necessary equipment to operate the East Butte Development Contract. NCM intends to rent-to-own most of the required equipment and to acquire the remainder from Centennial Development Company.

Once the acquisition of the East Butte Development Contract is completed and the small-scale mine is put into operations and begins generating revenues, NCM expects to have to hire approximately 25 new full time employees.

ITEM 3.    DESCRIPTION OF PROPERTY.

NCM's sole asset/property is the right to acquire the 100% interest in a mining project. Centennial Development Company (Utah) and its sole shareholder, Centennial Development Inc. (Delaware), have agreed to sell its interest in the East Butte Development Contract to NCM for the purchase price of $250,000. See Exhibits 6.3 and 6.4 for further details. To acquire its 100% undivided interest in the East Butte Development Contract, NCM must pay the full amount of the purchase price by December 31, 2001. If the purchase price is not paid in full by that date the acquisition agreement will terminate. The parties cannot terminate the Option Agreement voluntarily.

NCM operates from its offices at Clancy, Montana and Riverton, Utah. Mr. Peter
M. Kuhn provides space to NCM on a rent-free basis in Clancy, Montana. Mr. Chris Spross provides space to NCM on a rent-free basis in Riverton, Utah. It is anticipated this arrangement will remain until NCM begins generating revenues from the East Butte Development Contract, at which time NCM will pay a nominal rent for this office space. In the opinion of the management of NCM, this office space will meet the needs of NCM for the foreseeable future.

ITEM 4.    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

(A)      SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS (MORE THAN 5%)



         -----------------------------------------------------------------------------------------------------
               (1)                             (2)                                (3)                 (4)
          TITLE OF CLASS       NAME AND ADDRESS OF BENEFICIAL OWNER       AMOUNT AND NATURE OF      PERCENT
                                                                          BENEFICIAL OWNER [1]     OF CLASS
                                                                                                      [2]
         -----------------------------------------------------------------------------------------------------
         Common                Peter M. Kuhn                                    800,000
         Capital Shares        27 Sidewinder Loop                          sole voting power        11.35%
                               Clancy, Montana     59634-9823
         -----------------------------------------------------------------------------------------------------
         Common                Kristie Kuhn                                     800,000
         Capital Shares        27 Sidewinder Loop                          sole voting power        11.35%
                               Clancy, Montana     59634-9823
         -----------------------------------------------------------------------------------------------------
         Common Capital        Chris Spross                                     800,000
         Shares                3209 West 11925 South                       sole voting power        11.35%
                               Riverton, Utah     84065
         -----------------------------------------------------------------------------------------------------



[1] The listed beneficial owners have no right to acquire any additional Common Capital Shares within 60 days of the date of this Form 10-SB from options, warrants, rights, conversion privileges or similar obligations.
[2] Based on 7,050,000 Common Capital Shares issued and outstanding as of October 26, 2001.

NEW CENTENNIAL MINING INC.            FORM 10-SB                   PAGE 29 OF 37

(B)      SECURITY OWNERSHIP OF MANAGEMENT


         -----------------------------------------------------------------------------------------------------
               (1)                             (2)                                (3)                 (4)
          TITLE OF CLASS       NAME AND ADDRESS OF BENEFICIAL OWNER       AMOUNT AND NATURE OF      PERCENT
                                                                          BENEFICIAL OWNER [1]     OF CLASS
                                                                                                      [2]
         -----------------------------------------------------------------------------------------------------
         Common                Peter M. Kuhn                                    800,000
         Capital Shares        27 Sidewinder Loop                          sole voting power        11.35%
                               Clancy, Montana     59634-9823
         -----------------------------------------------------------------------------------------------------
         Common Capital        Chris Spross                                     800,000
         Shares                3209 West 11925 South                       sole voting power        11.35%
                               Riverton, Utah     84065
         -----------------------------------------------------------------------------------------------------
         Common                Directors and Executive Officers               1,600,000             22.70%
         Capital Shares        (as a group)
         -----------------------------------------------------------------------------------------------------



[1] The listed beneficial owner has no right to acquire any additional Common Capital Shares within 60 days of the date of this Form 10-SB from options, warrants, rights, conversion privileges or similar obligations.
[2] Based on 7,050,000 Common Capital Shares issued and outstanding as of October 26, 2001.

(C)      CHANGES IN CONTROL

NCM is not aware of any arrangement that may result in a change in control of NCM.

ITEM 5.    DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

(A)      IDENTIFY DIRECTORS AND EXECUTIVE OFFICERS

PETER M. KUHN

Mr. Kuhn is the sole director of NCM and is 46 years old. Mr. Kuhn is also the president, secretary and treasurer of NCM. Mr. Kuhn has held the positions of sole director, president, secretary and treasurer since June 29, 2001.

A director of NCM holds office until (i) the next annual meeting of the stockholders, (ii) his successor is elected and qualified, or (iii) he resigns.

Mr. Kuhn holds no other directorships in any other reporting company with the exception of Grange Gold Corporation (GEG:CDNX)

Mr. Kuhn was educated at Technical University of Clausthal (Germany) and has been an engineer since 1983.

From November 1999 to April 2001, Mr. Kuhn was the President of BLM Service Group providing management and supervisory services. From August 1987 and October 1999 Mr. Kuhn worked for Thyssen Mining Construction of Canada providing management services, supervision and was responsible for the direction of the company

NEW CENTENNIAL MINING INC.            FORM 10-SB                   PAGE 30 OF 37

CHRIS SPROSS

Mr. Chris Spross is the Vice-President of Operations for NCM and is 32 years old. Mr. Spross has held that office since July 3, 2001. Mr. Spross holds no other directorships in any other reporting company.

Mr. Spross was educated at SIAST College (Saskatoon) and has been an engineering technologist since 1993. Mr. Spross has a vast work experience in the mining industry. Mr. Spross was an engineer technician for Thyssen Mining Construction of Canada Ltd. (September 1994 to September 1997); project engineer for Thyssen Mining Construction of Canada Ltd.'s Nevada project (September 1997 to May
1999); project manager for Harrison Construction Corporation's Colorado project (June 1999 to December 1999); project manager for Bacchus Construction (December 1999 to March 2000); and mining operations manager for Centennial Development Company (April 2000 to present).

(B)      IDENTIFY SIGNIFICANT EMPLOYEES

NCM currently has four significant employees - Mr. Peter M. Kuhn and Mr. Chris Spross, as discussed above, and the following two key employees:

GLENN BLACHFORD

Mr. Glenn Blachford will be spearheading NCM's Canadian operations and will be assisting in all engineering requirements and is 50 years old. Mr. Blachford was educated at the University of British Columbia and has been a mining engineer since 1977. Mr. Blachford's work experience includes project engineer for Eldorado Nuclear Limited (1977 to 1979); manager of potash for Thyssen Mining Construction of Canada Ltd. (1979 to 2001); and engineering consultant for Centennial Development Company (2001 to present).

HORST GUDEMANN

Mr. Horst Gudemann is in charge of NCM's business development and is 46 years old. Mr. Gudemann was educated in Montana and Germany and has been a geologist since 1987. Mr. Gudemann's work experience includes the business development manager for Asia Minerals Corp. (May 1996 to December 1997, January 1999 to April 1999); a geologist consultant with Forum Ventures Ltd. (June 1998 to November 1998); a director of Featherstone Resources Ltd. (September 1998 to present); and the founder and president of TerraCommerce Corp. (November 1999 to present) that is an internet-based supply chain management company for the mining industry.

(C)      FAMILY RELATIONSHIPS

There are no family relationships among the directors, executive officers or persons nominated or chosen by NCM to become directors or executive officers.

NEW CENTENNIAL MINING INC.            FORM 10-SB                   PAGE 31 OF 37

(D)      INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

         (1) No bankruptcy petition has been filed by or against any business of which Peter M. Kuhn or Chris Spross was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, with the exception of BLM Services Group Inc., which went into receivership two months after Peter.
               M. Kuhn resigned as director and president.

         (2) Neither Peter M. Kuhn nor Chris Spross have ever been convicted in a criminal proceeding nor have they been subject to a pending criminal proceeding (excluding traffic violations and other minor offences).

         (3) Neither Peter M. Kuhn nor Chris Spross have ever been subject to any order, judgement, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting their involvement in any type of business, securities or banking activities.

         (4) Neither Peter M. Kuhn nor Chris Spross have ever been found by a court of competent jurisdiction (in a civil action), the Securities Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, that has not been reversed, suspended, or vacated.

ITEM 6.    EXECUTIVE COMPENSATION.

NCM has paid no compensation to any of its named executive officers since the date of incorporation.

                           SUMMARY COMPENSATION TABLE




                                                                                  Long-term compensation
                                                                -------------------------------------------------------
                                      Annual compensation           Awards              Payouts
                                    -------------------------       ------              -------
                                                       Other                   Securities
                                                       annual     Restricted    underlying               All other
                                                       compen-      stock        options/       LTIP      compen-
   Name and principal               Salary    Bonus    sation       awards         SARs        Payouts    sation
        position            Year     ($)       ($)       ($)         ($)           (#)          ($)         ($)
           (a)              (b)      (c)       (d)       (e)         (f)           (g)          (h)         (i)
-----------------------------------------------------------------------------------------------------------------------
Peter M. Kuhn               1999     n/a       n/a        n/a         n/a           n/a          n/a        n/a
President                   2000     n/a       n/a        n/a         n/a           n/a          n/a        n/a
June 2001 - Present         2001     none      none      none        none          none         none        none
-----------------------------------------------------------------------------------------------------------------------
Chris Spross                1999     n/a       n/a        n/a         n/a           n/a          n/a        n/a
VP Operations               2000     n/a       n/a        n/a         n/a           n/a          n/a        n/a
July 2001 - Present         2001     none      none      none        none          none         none        none
-----------------------------------------------------------------------------------------------------------------------
Allen Wilson,               1999     none      none      none        none          none         none        none
President                   2000     none      none      none        none          none         none        none
Jan 1999-June 2001          2001     none      none      none        none          none         none        none
-----------------------------------------------------------------------------------------------------------------------


NEW CENTENNIAL MINING INC.            FORM 10-SB                   PAGE 32 OF 37

Since NCM's incorporation, no stock options, stock appreciation rights, or long-term incentive plans have been granted, exercised or repriced. Currently, there are no arrangements between NCM and any of its directors whereby such directors are compensated for any services provided as directors. Also, there are no employment agreements between NCM and any named executive officer.

ITEM 7.    CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

(A)      RELATIONSHIPS WITH INSIDERS

The only material transaction undertaken by NCM since its incorporation is its acquisition of the East Butte Development Contract. No member of management, executive officer or security holder had any direct or indirect interest in this transaction, with the exception of Peter M. Kuhn and Chris Spross. Mr. Kuhn is a director and officer of both Centennial Development Company and Centennial Development Inc. and is a shareholder of Centennial Development Inc., which is the sole shareholder of Centennial Development Company. Mr. Spross is an officer of Centennial Development Company and a shareholder of Centennial Development Inc. However, neither Mr. Kuhn nor Mr. Spross received any direct benefit from this transaction. The consideration for this transaction will be paid directly to Centennial Development Company. The contract is valued at $250,000 based on contract volume, time, past profits and potential profits. See Exhibits 6.3 and
6.4 for further details.

(B)      TRANSACTIONS WITH PROMOTERS

Peter M. Kuhn is the only promoter of NCM. Mr. Kuhn has not received any money, property, contracts, options or rights of any kind from NCM. Similarly, NCM has not received any assets, services or other consideration from Mr. Kuhn, other than the services he has provided as the president and director of NCM.

ITEM 8.    DESCRIPTION OF SECURITIES.

(A)      COMMON OR PREFERRED STOCK

The authorized common stock of NCM is 200,000,000 Common Capital Shares with a par value of $0.001 per share, of which 7,050,000 shares are issued and outstanding as of the date of this filing. All of the issued and outstanding Common Capital Shares are fully paid and non-assessable. There is no preferred stock authorized.

All shares have equal voting rights and, when validly issued, are entitled to one vote per share in all matters to be vote upon by the stockholders. The shares have no pre-emptive, subscription, conversion or redemption rights and may be issued only as fully paid and non-assessable shares. Cumulative voting in the election of directors is not permitted, which means that the holders of a majority of the issued and outstanding Common Capital Shares represented at any stockholder meeting at which a quorum is present, will be able to elect the entire board of directors if they so choose and, in such event, the holders of the remaining Common Capital Shares will not be able to elect any directors. In the event of liquidation of NCM, each stockholder is entitled to receive

NEW CENTENNIAL MINING INC.            FORM 10-SB                   PAGE 33 OF 37

a proportionate share of NCM's assets after distribution in full of preferential amounts, if any. Holders of Common Capital Shares are entitled to share rateable in dividends, as may be declared from time to time by the board of directors in its discretion, from funds legally available for dividend payments. Until NCM is a reporting company, no Common Capital Shares may be offered to the public and any transfer of shares requires the prior approval of the board of directors.

There is no provision in NCM's constating documents that would delay, defer or prevent a change in control of NCM, except for the restrictions on transfer. Until NCM becomes a reporting company with the SEC any transfer of shares requires the approval of the board of directors.

(B)      DEBT SECURITIES

NCM is not offering any debt securities.

(C)      OTHER SECURITIES TO BE REGISTERED

NCM is not registering any other securities of its capital at this time other than its Common Capital Shares.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

(A)      MARKET INFORMATION

NCM's Common Capital Shares do not trade on a public trading market and is not quoted at the present time.

Currently, there are no Common Capital Shares that (i) are subject to outstanding options or warrants to purchase, or securities convertible into, Common Capital Shares; (ii) NCM has agreed to register under the Securities Act of 1933; or (iii) are or have been proposed to be publicly offered by NCM.

As of the date of this filing, there are 2,400,000 shares of NCM's Common Capital Shares that are subject to the trading restrictions and limitations under Rule 144 promulgated under the Securities Act of 1933, including all the shares owned by affiliates of NCM . See Item 4. Recent Sale of Unregistered Securities" for further details. See "Risk Factors" for further details.

NCM's shares of common stock are not approved for quotation on an established and automated quotation system and have a market price of less than $5.00 per share. NCM's shares are considered penny stock as defined in Rule 3a51-1 of the Securities Exchange Act of 1934. Before selling or giving effect to the purchase of any penny stock for or with the account of a customer, a broker must:

NEW CENTENNIAL MINING INC.            FORM 10-SB                   PAGE 34 OF 37

         a. provide the customer with a risk disclosure document containing the information about the risks of investing in penny stocks in both public offerings and in secondary trading, and about the rights and remedies available to a customer in case of fraud in penny stock transactions;

         b. obtain and preserve a manually signed and dated written acknowledgment of receipt of the risk disclosure document from the customer;

         c. disclose to the customer, orally or in writing, prior to any transaction, (i) the insider bid quotations and insider offer quotations for the penny stock, or, if none exist, the bid and offer price, and (ii) the number of shares to which the bid/offer prices apply;

         d. disclose to the customer, orally or in writing, prior to effecting any transaction and in writing prior to confirmation of the transaction, the aggregate amount of compensation to be received by the broker or any associated person;

         e. provide the customer with a monthly written statement of the customer's account, that includes any price determinations, the identity and number of shares held in the customer's account, and the estimated market value, and also contain a conspicuous legend on the written statement; and

         f. keep a record of such disclosures and written statements for a required period of time.

In order to give effect to a penny stock transaction, the transaction must be
(i) exempt under certain rules, (ii) the customer must be an established customer of the broker, or (iii) the broker must approve the account for penny stock transactions, and the broker must receive a written agreement from the customer for each such transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a customer's account for penny stock transactions, the broker must obtain financial information and investment experience and objectives of the customer, and make a reasonable determination that the penny stock transactions are suitable for that customer and that the customer has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of penny stock transactions. See "Risk Factors" for further details.

(B)     HOLDERS

NCM has 49 holders of record of Common Capital Shares as of the date of this filing.

(C)      DIVIDENDS

No dividends have been declared on NCM's Common Capital Shares.

Except for the lack of funds, there are no restrictions that limit the ability of NCM to pay dividends on NCM's Common Capital Shares.

NEW CENTENNIAL MINING INC.            FORM 10-SB                   PAGE 35 OF 37

ITEM 2.    LEGAL PROCEEDINGS.

NCM is not a party to any pending legal proceedings, and to the best of NCM's knowledge, NCM's assets are not the subject of any pending legal proceedings.

ITEM 3.    CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

NCM's principal independent accountant, LaBonte & Co., Chartered Accountants, has not changed since the date of incorporation and there have been no disagreements with NCM's principal independent accountant.

ITEM 4.    RECENT SALE OF UNREGISTERED SECURITIES.

On January 28, 1999, the board of directors authorized the issuance of 10,050,000 Common Capital Shares at $0.001 to private investors for a total offering price of $10,050. NCM relied upon Section 4(2) of the Securities Act of 1933 and Rule 504 of Regulation D. This offering was not accompanied by any general advertisement or any general solicitation. NCM received from each subscriber a completed and signed subscription agreement containing certain representations and warranties, including, among others, that the subscribers subscribed for the shares for their own investment account. The 10,050,000 Common Capital Shares were issued for investment purposes in a "private transaction".

The following is a list of the subscribers that subscribed for shares in the January 28, 1999 private placement.

                               NAME OF SUBSCRIBERS
                               -------------------


   Karen Briginshaw           Phil Gurat           Michael Jeffs                Tine Ricci
   Alita Cerra                Caitlin Jeffs        Michael Kowalewich           Kirsty Ryznar
   John daCosta               David Jeffs          Anne McFadden                Wet Coast Capital Corp.
   Gerry Diakow               Leigh Jeffs          Gerry Nel                    Allen Wilson



Allen Wilson, the former director of NCM, agreed to cancel 3,000,000 Common Capital Shares of his shares at no cost to NCM. These shares were cancelled and returned to treasury on June 29, 2001, the same day on which Allen Wilson resigned as a director and the sole officer of NCM.

PRIVATE PLACEMENTS @ $0.20

On July 3, 2001, the board of directors authorized the issuance of 3,750,000 Common Capital Shares at $0.20 to private investors for a total offering price of $750,000. NCM is relying upon Section 4(2), Regulation D and Regulation S of the Securities Act of 1933. This offering has not been accompanied by any general advertisement or any general solicitation. To date, NCM has neither agreed to nor accepted any subscriptions from subscribers. Before accepting any subscription, NCM will require from each subscriber a completed and signed subscription agreement containing certain representations and warranties, including, among others, that the subscribers subscribed for the shares for their own investment account. The Common Capital Shares to be issued under this private placement will be issued for investment purposes in a "private transaction". NCM intends to keep this private placement open until December 31, 2001.

NEW CENTENNIAL MINING INC.            FORM 10-SB                   PAGE 36 OF 37

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Articles Twelve of the Articles of Incorporation and Article 12 of the By-Laws of NCM set forth certain indemnification rights. The By-Laws of NCM provide that NCM will indemnify its directors and officers from any action, suit or proceeding, whether civil, criminal, administrative, or investigative to the extent that indemnification is legally permissible under the laws of Nevada. The By-Laws further provide that any expenses of the directors and officers incurred in defending an action, suit, or proceeding must be paid by NCM as these expenses are incurred and in advance of the final disposition of the action, suit, or proceeding provided the director or officer provide an undertaking to repay any amount if a court finds that the director or officer is not entitled to be indemnified.

NCM may also purchase and maintain insurance for the benefit of any director or officer who is or was a director or officer of NCM and such insurance may cover claims for which NCM could not indemnify such director or officer. Currently, NCM has not purchased any such insurance.

The By-Laws also provide that the directors may adopt other by-laws regarding indemnification and may amend the by-laws to provide at all times the fullest indemnification permitted by the General Corporation Law of the State of Nevada.

The Articles of NCM provide that no director or officer is personally liable to NCM or its stockholders for damages for breach of fiduciary duty as a director or officer, with the exception that the directors and officers may be held liable to NCM or its stockholders for acts or omissions that involve intentional misconduct, fraud, a knowing violation of law, or the payment of dividends in violation of the Nevada Revised Statutes.

The Nevada Private Corporations Act provides that NCM may indemnify its directors and officers if the directors and officers acted in good faith and in a manner the directors and officers believed to be in the best interest of NCM and had no reasonable cause to believe the conduct was unlawful.

Except as referred to above, no controlling person, director or officer of NCM is insured or indemnified by any statute, charter provisions, by-laws, contract or other arrangement.


                                    PART F/S

The audited financial statements of NCM and related notes which are included in this registration statement have been examined by LaBonte & Co., Chartered Accountants, and have been included in reliance upon the opinion of such accountants given upon their authority as an expert in auditing and accounting.

                           NEW CENTENNIAL MINING INC.
                        (FORMERLY LA CEIBA MINING CORP.)

                          (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS

            FOR THE YEARS ENDED JUNE 30, 2000 AND 2001 AND THE PERIOD
             JANUARY 27, 1999 (DATE OF INCEPTION) TO JUNE 30, 2001


                                                                        PAGE
                                                                        ----

AUDITORS' REPORT .......................................................F-2

BALANCE SHEETS .........................................................F-3

STATEMENTS OF OPERATIONS ...............................................F-4

STATEMENT OF STOCKHOLDERS' EQUITY ......................................F-5

STATEMENTS OF CASH FLOWS ...............................................F-6

NOTES TO FINANCIAL STATEMENTS ..........................................F-7

           Labonte & CO.                       1205 - 1095 WEST PENDER STREET
---------------------------------------        VANCOUVER, BC  CANADA
C H A R T E R E D  A C C O U N T A N T S       V6E 2M6
---------------------------------------        TELEPHONE      (604) 682-2778
                                               FACSIMILE      (604) 689-2778
                                               EMAIL           RJL@LABONTECO.COM








                                AUDITORS' REPORT
--------------------------------------------------------------------------------


To the Stockholders and Board of Directors of New Centennial Mining Inc. (formerly La Ceiba Mining Corp.)

We have audited the balance sheets of New Centennial Mining Inc. (a development stage company) as at June 30, 2000 and 2001 and the statements of operations, stockholders' equity and cash flows for the years ended June 30, 2000 and 2001 and the period January 27, 1999 (date of inception) to June 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2000 and 2001 and the results of its operations and the changes in stockholders' equity and cash flows for the years ended June 30, 2000 and 2001 and the period January 27, 1999 (date of inception) to June 30, 2001 in accordance with United States generally accepted accounting principles.

                                                             "LaBonte & Company"


                                                           CHARTERED ACCOUNTANTS

Vancouver, B.C.
July 19, 2001




COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-UNITED STATES REPORTING
-----------------------------------------------------------------------
DIFFERENCES
-----------

In the United States, reporting standards for auditors would require the addition of an explanatory paragraph following the opinion paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1. Our report to the stockholders and Board of Directors dated July 19, 2001 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.


                                                             "LaBonte & Company"



                                                           CHARTERED ACCOUNTANTS


Vancouver, B.C.
July 19, 2001

                           NEW CENTENNIAL MINING INC.
                        (FORMERLY LA CEIBA MINING CORP.)

                          (A DEVELOPMENT STAGE COMPANY)

                                 BALANCE SHEETS




                                                                                                    June 30,         June 30,
                                                                                                        2000             2001

=============================================================================================================================
                                                         ASSETS

CURRENT ASSETS
  Cash                                                                                              $ 10,050         $  8,889
-----------------------------------------------------------------------------------------------------------------------------

                                                                                                    $ 10,050         $  8,889
=============================================================================================================================


                                           LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts payable and accrued liabilities                                                          $  2,010         $  2,962
-----------------------------------------------------------------------------------------------------------------------------


COMMITMENTS AND CONTINGENCY  (Notes 1 and 3)

STOCKHOLDERS' EQUITY
  Common stock, $.001 par value, 200,000,000 shares authorized
  Issued and outstanding: 2000 - 10,050,000 shares; 2001 - 7,050,000 shares                           10,050            7,050
  Additional paid-in capital                                                                              --            3,000
  Deficit accumulated during the development stage                                                    (2,010)          (4,123)
-----------------------------------------------------------------------------------------------------------------------------

                                                                                                       8,040            5,927
-----------------------------------------------------------------------------------------------------------------------------

                                                                                                    $ 10,050         $  8,889
=============================================================================================================================




   The accompanying notes are an integral part of these financial statements

                           NEW CENTENNIAL MINING INC.
                        (FORMERLY LA CEIBA MINING CORP.)

                          (A DEVELOPMENT STAGE COMPANY)

                            STATEMENTS OF OPERATIONS






                                                                                                                    January 27,
                                                                                      Year ended    Year ended             1999
                                                                                   June 30, 2000      June 30,   (inception) to
                                                                                                          2001    June 30, 2001
===============================================================================================================================

GENERAL AND ADMINISTRATIVE EXPENSES                                                       $  465       $ 2,113          $ 4,123
-------------------------------------------------------------------------------------------------------------------------------

NET LOSS FOR THE PERIOD                                                                   $  465       $ 2,113          $ 4,123
===============================================================================================================================




BASIC NET LOSS PER SHARE                                                                $ 0.0001      $ 0.0002
==============================================================================================================

WEIGHTED AVERAGE COMMON SHARES
 OUTSTANDING                                                                          10,050,000    10,041,781
===============================================================================================================
















   The accompanying notes are an integral part of these financial statements

                           NEW CENTENNIAL MINING INC.
                        (FORMERLY LA CEIBA MINING CORP.)

                          (A DEVELOPMENT STAGE COMPANY)

                        STATEMENT OF STOCKHOLDERS' EQUITY

    FOR THE PERIOD FROM JANUARY 27, 1999 (DATE OF INCEPTION) TO JUNE 30, 2001




                                                                                                           Deficit
                                                                                                         accumulated
                                                                                           Additional     during the
                                                              Number of                     paid-in       development
                                                               shares          Amount        capital         stage         Total
===================================================================================================================================

January 28, 1999 - common stock issued for cash              10,050,000        $10,050      $    --       $      --       $ 10,050

Net loss for the period ended June 30, 1999                          --             --           --         (1,545)        (1,545)
-----------------------------------------------------------------------------------------------------------------------------------

Balance, June 30, 1999                                       10,050,000         10,050           --         (1,545)          8,505

Net loss for the year ended June 30, 2000                            --             --           --           (465)          (465)
-----------------------------------------------------------------------------------------------------------------------------------

Balance, June 30, 2000                                       10,050,000         10,050           --         (2,010)          8,040

June  29,  2001  -  return  of  stock  to  treasury  and    (3,000,000)        (3,000)        3,000                              -
cancelled

Net loss for the year ended June 30, 2001                            --             --           --         (2,113)        (2,113)
-----------------------------------------------------------------------------------------------------------------------------------

Balance, June 30, 2001                                        7,050,000        $ 7,050      $ 3,000       $ (4,123)       $  5,927
===================================================================================================================================









    The accompanying notes are an integral part of these financial statements

                           NEW CENTENNIAL MINING INC.
                        (FORMERLY LA CEIBA MINING CORP.)

                          (A DEVELOPMENT STAGE COMPANY)

                            STATEMENTS OF CASH FLOWS



                                                                                                                    January 27,
                                                                                                                           1999
                                                                                     Year ended      Year ended     (inception)
                                                                                  June 30, 2000   June 30, 2001     to June 30,
                                                                                                                           2001
===============================================================================================================================

INCREASE (DECREASE) IN CASH

CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss for the period                                                             $   (465)      $  (2,113)      $  (4,123)

  - net changes in working capital items                                                   465             952           2,962
-------------------------------------------------------------------------------------------------------------------------------

NET CASH USED IN OPERATING ACTIVITIES                                                       --          (1,161)         (1,161)
-------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
  Net proceeds on sale of common stock                                                      --              --          10,050
-------------------------------------------------------------------------------------------------------------------------------

NET CASH PROVIDED BY FINANCING ACTIVITIES                                                   --              --          10,050
-------------------------------------------------------------------------------------------------------------------------------

INCREASE (DECREASE) IN CASH                                                                 --          (1,161)          8,889

CASH, BEGINNING OF PERIOD                                                               10,050          10,050              --
-------------------------------------------------------------------------------------------------------------------------------

CASH, END OF PERIOD                                                                   $ 10,050       $   8,889       $   8,889
===============================================================================================================================




















    The accompanying notes are an integral part of these financial statements

                           NEW CENTENNIAL MINING INC.
                        (FORMERLY LA CEIBA MINING CORP.)

                          (A DEVELOPMENT STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS
                             JUNE 30, 2000 AND 2001
================================================================================


NOTE 1 - NATURE OF OPERATIONS AND BASIS OF PRESENTATION
--------------------------------------------------------------------------------

New Centennial Mining Inc. ("the Company") was incorporated as La Ceiba Mining Corp. under the Laws of the State of Nevada on January 27, 1999 for the purpose of promoting and carrying on any lawful business for which a corporation may be incorporated under the laws of the State of Nevada. The Company has been inactive since inception and has little or no operating revenues or expenses.

The Company is a development stage enterprise, as defined in Financial Accounting Standards Board No. 7. The Company is devoting all of its present efforts in securing and establishing a new business, and its planned principal operations have not commenced, and, accordingly, no revenue has been derived during the organizational period.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company has accumulated a deficit of $4,123 during its development stage and has not commenced any business operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

The ability of the Company to continue as a going concern is dependent on raising capital to acquire a business venture. Advances from certain significant shareholders will form the primary source of short-term funding for the Company during the next twelve months. However, there is no assurance that the above plans will be successful.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------

USE OF ESTIMATES AND ASSUMPTIONS
Preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS
The Company considers all liquid investments, with an original maturity of three months or less when purchased, to be cash equivalents.

FOREIGN CURRENCY TRANSLATION
The financial statements are presented in United States dollars. In accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation", foreign denominated monetary assets and liabilities are translated to their United States dollar equivalents using foreign exchange rates which prevailed at the balance sheet date. Revenue and expenses are translated at average rates of exchange during the year. Related translation adjustments are reported as a separate component of stockholders' equity, whereas gains or losses resulting from foreign currency transactions are included in results of operations.

NET LOSS PER COMMON SHARE
Basic loss per share includes no dilution and is computed by dividing net loss available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution of securities that could occur if securities or other contracts (such as stock options and warrants) to issue common stock were exercised or converted into common stock. The Company has no outstanding stock options or warrants.

FINANCIAL INSTRUMENTS
The fair value of the Company's current assets and current liabilities were estimated to approximate their carrying values due to the immediate or short-term maturity of these financial instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments.

NEW CENTENNIAL MINING INC.
(FORMERLY LA CEIBA MINING CORP.)
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2000 AND 2001
================================================================================


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CON'T)
--------------------------------------------------------------------------------

STOCK-BASED COMPENSATION
The Company accounts for stock-based compensation in respect to stock options granted to employees and officers using the intrinsic value based method in accordance with APB 25. Stock options granted to non-employees are accounted for using the fair value method in accordance with SFAS No. 123. In addition, with respect to stock options granted to employees, the Company provides pro-forma information as required by SFAS No. 123 showing the results of applying the fair value method using the Black-Scholes option pricing model.

The Company accounts for equity instruments issued in exchange for the receipt of goods or services from other than employees in accordance with SFAS No. 123 and the conclusions reached by the Emerging Issues Task Force in Issue No. 96-18. Costs are measured at the estimated fair market value of the consideration received or the estimated fair value of the equity instruments issued, whichever is more reliably measurable. The value of equity instruments issued for consideration other than employee services is determined on the earliest of a performance commitment or completion of performance by the provider of goods or services as defined by EITF 96-18.

INCOME TAXES
The Company provides for income taxes in accordance with Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes". SFAS 109 requires a company to use the asset and liability method of accounting for income taxes.

Under the asset and liability method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. A valuation allowance is provided when management cannot determine whether it is more likely than not that the deferred tax asset will be realized.

RECENT ACCOUNTING PRONOUNCEMENTS
In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities". This statement establishes accounting and reporting standards for derivative instruments and requires recognition of all derivatives as assets or liabilities in the statement of financial position and measure of those instruments at fair value. SFAS No. 133, as amended by SFAS No. 137, is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. The Company currently does not engage in derivative or hedging activities, and accordingly, there will be no impact to its financial statements upon implementation.

In March, 2000, FASB issued Interpretation No.44, ("FIN 44") "Accounting for Certain Transactions Involving Stock Compensation". The adoption of this Interpretation did not have a material impact on the results of operations or financial position of the Company.

In July 2001, FASB issued Statement of Financial Accounting Standards No. 141 ("SFAS 141"), "Business Combinations', which eliminates the pooling method of accounting for business combinations initiated after June 30, 2001. In addition, SFAS 141 addresses the accounting for intangible assets and goodwill acquired in a business combination. This portion of SFAS 141 is effective for business combinations completed after June 30, 2001. The Company does not expect SFAS 141 will have a material impact on the Company's financial position or results of operations.

In July 2001, FASB issued Statement of Financial Accounting Standards No.142 ("SFAS 142"), "Goodwill and Intangible Assets", which revises the accounting for purchased goodwill and intangible assets. Under SFAS 142, goodwill and intangible assets with indefinite lives will no longer be amortized and will be tested for impairment annually. SFAS 142 is effective for fiscal years beginning after December 15, 2001, with earlier adoption permitted. The Company has not yet determined the impact on the Company's financial position or results of operations as a result of the future adoption of SFAS 142.

NEW CENTENNIAL MINING INC.
(FORMERLY LA CEIBA MINING CORP.)
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2000 AND 2001
================================================================================

NOTE 3 - ACQUISITION
--------------------------------------------------------------------------------

By agreement dated June 29, 2001, the Company entered into an acquisition agreement to acquire all the rights and interests in the East Butte Development Contract from Centennial Development Company ("CDC") for US$250,000, with a closing date of December 31, 2001. The East Butte Development Contract will provide the Company with the right to develop and operate a small gold mine in Montana with the potential of approximately eight years of production. This small-scale mine is owned by Elkhorn Goldfields, Inc., a private company. Under the acquisition agreement, the Company will also acquire all of the shares of Centennial Development Canada Ltd., which the Company will use for any future Canadian operations. As of June 30, 2001, no cost had been incurred and no fees earned by the Company in connection with the East Butte Development Contract. Effective June 29, 2001, a director of CDC became a director of the Company.


NOTE 4 - CAPITAL STOCK
--------------------------------------------------------------------------------

The Company's capitalization is 200,000,000 common shares with a par value of $0.001 per share. On June 29, 2001, at no cost to the Company, 3,000,000 of the Company's shares were returned to treasury and cancelled.

To June 30, 2001, the Company has not granted any stock options and has recorded no stock-based compensation in any period.


NOTE 5 - INCOME TAXES
--------------------------------------------------------------------------------

There were no temporary differences between the Company's tax and financial bases, except for the Company's net operating loss carryforwards amounting to approximately $4,321 at June 30, 2001. These carryforwards will expire, if not utilized, beginning in 2014. The potential tax benefit of these losses of approximately $1,500 has not been recorded as a full deferred tax asset valuation allowance has been provided due to the uncertainty regarding the realization of these losses.

NEW CENTENNIAL MINING INC.            FORM 10-SB                   PAGE 37 OF 37

                                    PART III

ITEMS 1 AND 2.             INDEX TO AND DESCRIPTION OF EXHIBITS.



     EXHIBIT                                  DESCRIPTION
     -------                                  -----------

        A          1.  Audited Financial Statements for the years ended June 30, 2000 and                  Included
                   2001
       2.1         Corporate Charter                                                                       Included
       2.2         Articles of Incorporation                                                               Included
       2.3         By-Laws                                                                                 Included
       2.4         Certificate of Amendment - Name Change                                                  Included
        3          Instruments defining the rights of security holders                                       None
        5          Voting Trust Agreement                                                                    None
       6.1         Option Agreement dated July 20, 1999 between Wet Coast Capital                          Included
                   Corp. and Gerry Diakow
       6.2         Assignment Agreement dated July 20, 1999 between Wet Coast Capital                      Included
                   Corp. and La Ceiba Mining Corp.
       6.3         Acquisition Agreement dated June 29, 2001 among NCM, Centennial                         Included
                   Development Company and Centennial Development Inc.
       6.4         East Butte Development Contract dated January 26, 2001 between                          Included
                   Centennial Development Company and Elkhorn Goldfields, Inc.
        7          Material Foreign Patents                                                                  None
       12          Additional Exhibits                                                                       None



                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, NCM has duly caused this registration statement to be signed on its behalf by the undersigned, who is duly authorized.


                                             NEW CENTENNIAL MINING INC.



Dated October 26, 2001                       By:     /s/ Peter M. Kuhn
                                                  ------------------------------
                                                    PETER M. KUHN - PRESIDENT